SEC FILE NUMBER

000-31051

CUSIP NUMBER

832682207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SMTC CORPORATION

Full Name of Registrant

Former Name if Applicable

635 Hood Road

Address of principal Executive Office (Street and Number)

Markham, Ontario, Canada L3R 4N6

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time, the Registrant is unable to complete all required disclosures in its Annual Report on Form 10-K for the year ended December 31, 2004, including those in its financial statements, without unreasonable effort or expense. Additional time is required for the preparation and filing of the Registrant’s audited financial statements for the fiscal year ended December 31, 2004 and the Form 10-K due to the occurrence of a subsequent event related to a labor dispute in Mexico impacting those statements and disclosure in the Form 10-K. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Jane Todd	(905)	479-1810
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒    Yes                ☐    No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes                ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue of $244.6 million for the fiscal year ended December 31, 2004, compared to $306.1 million for the fiscal year ended December 31, 2003. Net earnings are expected to be $1.0 million, or $0.09 per share, for the fiscal year ended December 31, 2004 compared to a net loss of $39.8 million, or $6.93 per share, for the fiscal year ended December 31, 2003. The foregoing estimates are as of the time of this filing and may be subject to change.

SMTC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005	By:	/s/ Jane Todd
Jane Todd Chief Financial Officer